

May 23, 2014

Via E-mail
Chen Li-Hsing
President
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Taoyuan County 325
Taiwan (R.O.C.)

   **Re: San Lotus Holding Inc.
     Post-Effective Amendment No. 3 to Registration Statement on Form S-1
     Filed May 20, 2014
     File No. 333-176694**

Dear Mr. Li-Hsing:

   We have reviewed your response to the comment in our letter dated May 14, 2014 and have the following additional comment.

General

  1. Please update the financial statements as required by Rule 8-08 of Regulation S-X.

   Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

          Sincerely,

          /s/ Justin Dobbie

          Justin Dobbie
          Legal Branch Chief

cc: Via E-mail
   Ray Chiang